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                           August 11, 2020

       Stephen Stamp
       Chief Executive Officer and Chief Financial Officer
       Midatech Pharma Plc
       Oddfellows House
       19 Newport Road
       Cardiff, CF24 0AA, United Kingdom

                                                        Re: Midatech Pharma Plc
                                                            Registration
Statement on Form F-1
                                                            Filed August 5,
2020
                                                            File No. 333-240984

       Dear Mr. Stamp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jason S. McCaffrey